Filed by Occam Networks, Inc.

Commission File No. 001-33069

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

OCCAM NETWORKS AND CALIX: A POWERFUL COMBINATION > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > Vote FOR an immediate cash payment and a stake a leading innovator in Ethernet, copper, and fiber access technologies.

FORWARD LOOKING AND DISCLOSURES SAFE HARBOR STATEMENT This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, Occam’s or Calix’s expectations concerning the timing and ability of the parties to consummate the proposed transaction, the outlook for their respective businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of Calix and Occam as set forth in the sections of this presentation. Forward looking statements also include statements regarding the expected benefits of the proposed acquisition of Occam by Calix. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam generally, including those set forth in the filings of Calix and Occam with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s Registration Statement on Form S-4 containing a proxy statement/prospectus and the other SEC filings of Occam and Calix. These forward-looking statements speak only as of the date hereof (December 20, 2010). Calix and Occam are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise. IMPORTANT ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT Calix filed a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”) and Occam Networks mailed its stockholders a definitive proxy statement/prospectus in connection with the transaction. Investors are urged to read the proxy statement/prospectus and any amendments thereto and other relevant documents filed with the SEC because they will contain important information. Security holders may currently obtain a free copy of the proxy statement/prospectus and will be able to obtain a free copy of any amendments thereto as well as the definitive proxy statement/prospectus and other documents filed by Calix and Occam with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus, as amended from time to time, and other documents filed with the SEC may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations 6868 Cortona Drive, Santa Barbara, CA 93117. PARTICIPANTS IN THE ACQUISITION OF OCCAM NETWORKS Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies are set forth in Calix’s Registration Statement on Form S-4 containing a proxy statement/prospectus and the other SEC filings of Occam and Calix. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.calix.com. Information concerning Occam’s directors and executive officers is set forth in Occam’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam’s Investor Relations page on its corporate web site at www.occamnetworks.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam stockholders generally is set forth in Calix’s Registration Statement on Form S-4 containing a proxy statement/prospectus and the other SEC filings of Occam and Calix.

// LETTER TO SHAREHOLDERS Dear Occam Shareholder: The proposed merger of Occam Networks with Calix is an important milestone in your company’s history. At the closing of the merger, you will receive 0.2925 shares of Calix common stock and $3.8337 in cash in exchange for each share of Occam common stock that you own The merger consideration represents a 61.1% premium based on closing prices of Occam and Calix stocks one day prior to approval of the transaction by Occam’s board of directors. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSED MERGER TODAY. By joining Occam’s expertise in IP and Ethernet, Calix’s strength in fiber access, and both companies’ experience in copper access, your board believes you will benefit by owning shares in a more powerful combined company. In particular, the combination will: > Provide communication service providers across North America, the Caribbean, Latin America, and select global markets with an enhanced portfolio of advanced broadband access systems; > Accelerate innovation across the expanded product portfolio; > Expand deployment options over both fiber and copper with improved interoperability;   Expedite the proliferation of advanced broadband services to both residential and business subscribers, including such services and high-speed Internet, IPTV, VOIP, Ethernet business services and other advanced broadband applications; and > Provide operational efficiencies and opportunities for cost reduction. With ownership in a significantly larger company, Occam shareholders will have new opportunities for enhanced shareholder value. The proposed merger also provides Occam shareholders with what the Board believes is the best solution to the challenges Occam faces as a smaller player in a rapidly changing industry. A transaction this important cannot happen without your support. We urge you to take a moment of your time to vote “FOR” the proposed merger with Calix today—by telephone, by Internet or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your vote is important, regardless of the number of shares you own. We thank you for your participation and support for this merger. Bob Howard-Anderson President and Chief Executive Officer Occam Networks And Calix: A Powerful Combination • 1

// 2 • Occam Networks And Calix: A Powerful Combination TRANSACTION OVERVIEW > Premium of 61.1% based on closing prices of Occam and Calix stocks on September 14, 2010, one day prior to Board approval of the transaction > Each share of Occam common stock, other than dissenting shares, if any, and shares owned by Calix, will be converted into the right to receive: • 0.2925 shares of Calix common stock; and • $3.8337 per share in cash > Provides Occam’s stockholders with certainty of cash value and participation in future value of combined company COMPELLING VALUE > Board of Directors has unanimously approved the merger agreement and recommends stockholders vote “FOR” its adoption > The Department of Justice has granted early termination of the waiting period under the HSR Act > Transaction is subject to the approval of Occam stockholders as well as customary closing conditions > Anticipated closing in Q1 of 2011 CLEAR PATH TO CLOSING

// Occam Networks And Calix: A Powerful Combination • 3 MERGER ECONOMICS AND OCCAM STOCK PRICE 9/16/2010 Announced definitive merger agreement with Calix 9/10/2009 Announced settlement of class action lawsuit initially filed on 4/26/2007 2/20/2008 Announced FY2007 earnings, revenue of $75.1M and net loss of ($10.4M) 2/18/2010 Announced FY2009 earnings, revenue of $84.0M and net loss of ($8.9M) 2/26/2009 Announced FY2008 earnings, revenue of $99.3M and net loss of ($6.7M) Volume Price 9/14 Transaction Price 12/17 Transaction Price (1) The last full trading day prior to approval by Occam’s Board of Directors. Volume (M) Price ($) Transaction Price as of 12/17/2010: $8.48 Transaction Price as of 9/14/2010: (1) $7.75 $9.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 $7.00 $8.00 12/18/07 6/18/08 12/18/08 6/18/09 12/18/09 6/18/10 12/17/10 1 2 3 4 5 1.5 0.0 0.5 1.0 2.0 2.5 3.0 3.5 > Occam’s stock is at a three year high, after rising post-announcement of merger > Transaction Price Per Share has risen with increases in Calix’s stock

// STRATEGIC RATIONALE OF COMBINATION Benefits To Occam Stockholders Board Considerations Establishes leadership position in access infrastructure Increased competition from substantially larger telecommunication equipment providers Increases R&D capacity and accelerates product roadmap through complementary technologies Need for increased R&D to address substantial investment and long lead times for new products Broadens product portfolio and provides wider range of deployment options with improved interoperability Limited product portfolio Expands sales coverage and deepens customer relationships through direct engagement model Distributor relationships limit direct customer engagement Opportunity to rationalize redundant expenses and improve operational efficiency Lack of profitability in recent periods 4 • Occam Networks And Calix: A Powerful Combination

// COMPELLING BENEFITS FOR OCCAM STOCKHOLDERS + + Both Companies’ Experience In Copper Access Strength In Fiber Access Expertise In IP And Ethernet Strength In Fiber Access Occam Networks And Calix: A Powerful Combination • 5 > Certain Cash Value in the Near Term > Participation in the Strategic Goals of The Combined Company • Provides communication service providers across North America, the Caribbean, Latin America, and select global markets with an enhanced portfolio of advanced broadband access systems • Accelerates innovation across the expanded product portfolio • Expands deployment options over both fiber and copper with improved interoperability • Expedites the proliferation of advanced broadband services to both residential and business subscribers, including such services and high-speed Internet, IPTV, VOIP, Ethernet business services and other advanced broadband applications • Provides operational efficiencies and opportunities for cost reduction

Please Vote FOR The Occam/Calix Merger Today by telephone, by Internet or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you have any questions or need assistance with voting your shares, please call the firm assisting us with the solicitation of proxies: Innisfree M&A Incorporated Toll-free (888) 750-5834 Certainty Of Cash Value + Participation In The Strategic Goals Of The Combined Company = Superior Value For Occam Shareholders > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > > >